Mail Stop 3561

January 12, 2007

David W. Bullock, Vice President and Chief Financial Officer
UAP Holding Corp.
7251 W. 4th Street
Greeley, Colorado 80634

      Re: UAP Holding Corp.
             Form 10-K for the year ended February 26, 2006
             Filed May 12, 2006
             File No. 000-51035

Dear Mr. Bullock:

We have reviewed your filing and have the following comments. We ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended February 26, 2006

Critical Accounting Policies and Estimates, page 42

1. We note you implemented enhancements to the rebate tracking and forecasting systems, which has allowed you to accelerate rebate income. In this regard, tell us in significant detail how the changes in the rebate tracking system have allowed you to better forecast and track rebate amounts. A change in accounting estimate, as noted in paragraph 2(d) of SFAS 154, results from new information

as compared to factors that previously existed, which are defined as an error in paragraph 2(h) of SFAS 154. Therefore, although a new system may enable you to track and forecast more effectively, it appears the lack of reliable information from a prior system does not result in a change in accounting estimate upon receipt of better information from the new system. Accordingly, it appears the amount of recognizable rebate income that existed at each of the previous balance sheet dates did not change. Instead, your ability to identify those rebates was enhanced and, therefore, it appears this situation should be accounted for as an error. As such, please tell us why you believe that the acceleration of the recognition of rebate income related to vendor programs represents a change in accounting estimate instead of an accounting error.

Form 10-Q for the quarterly period ended November 26, 2006

MD&A, page 18

2. We note your disclosure regarding lower salary and benefit expenses due to lower incentive program accruals commensurate with company performance. We also note that you had large amounts credited to expense during your second and third quarters. In this regard, please provide us, supplementally, with a detailed discussion and analysis of the metrics used to assess performance and how each metric affected the accrual during each of your fiscal quarters. Also, tell us why these credits to expense are considered changes in estimates rather than corrections of errors.

Exhibits, page 30

3. We note that you include an accountants' review report in your quarterly filings of Form 10-Q and that such Form 10-Q filings are incorporated by reference into certain Form S-3 and Form S-8 registration statements. Accordingly, an Exhibit 15 should be included with each of your quarterly filings on Form 10-Q. See Item 601(b)(15) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief